SHELRON GROUP INC.
                           29 Broadway Ave. Suite 1510
                               New York, NY 10006
                                       USA

                               DATE: JUNE 21, 2006

PLEASE DELIVER THE FOLLOWING PAGES TO:

         Name:          Mr. Jason Niethamer
         Organization:  United States - Securities and Exchange Commission
                        Division of Corporation Finance
         Fax number:    (202) 772-9210 Phone number: (202) 551-3855

SENDER INFORMATION:

         From:          Eliron Yaron
         Organization:  Shelron Group Inc.
         Fax number:    (646) 349-1764 Phone number: (216) 836-4041

RE: SHELRON GROUP INC.
    YOUR LETTER DATED MAY 18, 2006

Dear Mr. Niethamer,

As requested, please be updated that it is estimated that the Company will provide you its additional responses to your letter May 18, 2006, no later than July 6, 2006.

In addition to the time as dedicated to run Company's current business, based still on few personnel, best efforts are dedicated also to the hiring of new auditors to the Company since the previous auditors' termination of engagement effective May 25, 2006, all which have been and are delaying the providing of timely responses to your letter as referred.

Yours sincerely,


                                                     SHELRON GROUP, INC.

Date:  June 21, 2006                                 By:    /s/ Eliron Yaron
                                                     Name:  Eliron Yaron

                                                     Title: Chairman